Exhibit 99.4

2023

Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") of Gold Reserve Inc. and its subsidiaries (collectively "Gold Reserve", the "Company", "we", "us", or "our") is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America as at December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and the related notes contained therein. This MD&A is dated April 19, 2024. Additional information relating to Gold Reserve, including its Annual Report on Form 40-F, is available under the Company's profile on SEDAR+ at www.sedarplus.com.

CURRENCY

Unless otherwise indicated, all references to "$", "U.S. $" or "U.S. dollars" in this MD&A refer to U.S. dollars and references to "Cdn $" or "Canadian dollars" refer to Canadian dollars. The 12-month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the years ended December 31, 2023 and 2022, equaled 0.7412 and 0.7682, respectively, and the exchange rate at the end of each such period equaled, 0.7575 and 0.739, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

The information presented or incorporated by reference in this MD&A, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that may state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation:

●        risks associated with our ability to enforce and collect the September 2014 arbitral award granted in the Company’s favor against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes (the "Award"). These risks include, in addition to our ability to enforce and collect the Award, incurring the costs of enforcement and collection of the Award and the timing and success of that effort;

●        risks associated with sanctions imposed by the U.S. and Canadian governments targeting Venezuela (the "Sanctions") and/or whether we are able to obtain (or get results from) relief from such sanctions, if any, obtained from the U.S. Office of Foreign Asset Control (“OFAC”) or other similar regulatory bodies in Canada or elsewhere:

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-	Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals ("SDNs") and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy;
-	Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law);
-	The Sanctions have adversely impacted our ability to collect the remaining funds owed by Venezuela and interact with Venezuela as to Siembra Minera and the Resolution, which is expected to continue for an indeterminate period of time; and
-	The Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project (as defined herein), and the Sanctions will continue indefinitely until modified by the U.S. or the Canadian government;

●        risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company has requested, or may request in the future, to engage in certain Venezuela-related transactions, including whether and to what extent OFAC grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses;

●        risks associated with the continued failure by Venezuela to honor its commitments under the Settlement Agreement (as defined below). As of the date of this Management’s Discussion and Analysis, Venezuela still owes the Company an estimated $1.08 billion (including interest) related to the original settlement obligation of approximately $1.032 billion, which was payable in a series of monthly payments ending on or before June 15, 2019 (as amended, the "Settlement Agreement");

●        risks associated with recovering funds and collection efforts (including related costs associated therewith) under our Settlement Agreement with the government of Venezuela or its various proceedings against the government of Venezuela, including:

o	the potential ability of the Company to obtain funds as a result of the writ of attachment fieri facias granted by the U.S. District Court of Delaware with respect to any court-ordered sale of PDV Holdings, Inc (“PDVH”) shares, whereby the Company may potentially enforce the Award and corresponding November 2015 U.S. judgment by participating in the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that have been attached and seized pursuant to the orders issued by the Lisbon District Court in Portugal;
o	whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to the judgments of the U.S. Court of Appeals for the Third Circuit and judgments of the U.S. District Court of Delaware that establish the Company’s right to participate in any distribution of proceeds from the potential sale of the PDVH shares; and
o	whether the amount of net proceeds resulting from the potential sale of the PDVH shares will be sufficient to satisfy the judgments that have been identified as holding senior priority to the Company’s judgment and then some or all of the Company’s judgment;
●	risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities or any adverse outcome of such efforts, the Resolution and/or the ability to take other legal actions including with respect to non-compliance by Venezuela of its obligations under the Settlement Agreement and Mixed Company Agreement;
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●	risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company and its personnel to carry on activities in Venezuela, including safety and security of personnel, repatriation of funds and the other factors identified herein;

●        even if there is a successful outcome with respect to the Resolution there would be:

o	risks associated with Venezuela's failure to honor its commitments associated with the formation, financing and operation of the Siembra Minera Project (as described below);
o	risks associated with the ability of the Company to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;
o	the risk that the conclusions of management and its qualified consultants contained in the Preliminary Economic Assessment of the Siembra Minera Gold Copper Project in accordance with Canadian National Instrument 43-101- Standards of Disclosure for Mineral Projects may not be realized in the future;
o	risks associated with exploration, delineation of sufficient reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;
o	risks associated with the political and economic instability in Venezuela, including any future government confiscation of assets; and
o	risks that any future Venezuelan administration or power, de jure or de facto, will fail to respect the agreements entered into by the Company and Venezuela, including past or future actions of any branch of Government challenging the formation of Siembra Minera and Presidential Decree No. 2.248 creating the National Strategic Development Zone Mining Arc of the Orinoco;
●	risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities;
●	risks associated with activist investor campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters;
●	risks associated with bonus plan participants claiming Siembra Minera is “proceeds” for purposes of such bonus plan, including costs associated therewith and amounts paid in settlement, if any;

●        risks associated with our ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement or collection of the Award in the courts;

●        risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

●	risks that estimates and/or assumptions required to be made by management in the course of preparing our financial statements are determined to be inaccurate, resulting in a negative impact on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period;
●	risks associated with the ability of the Company to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, which may result in the Company not being able to produce accurate and timely financial statements and other public filings;

●        risks associated with shareholder dilution resulting from the future sale of additional equity, if required;

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●        risks that changes in the composition of the Board of Directors or other developments may result in a change of control and potentially require change of control payments, estimated at $8.7 million as of December 31, 2023, to be made to certain officers and consultants.

●        risks associated with the abilities of and continued participation by certain employees including as related to the retirement of the Company’s CEO; and

●        risks associated with the impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in this MD&A, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

THE COMPANY

Gold Reserve, an exploration stage company, was incorporated to engage in the business of acquiring, exploring and developing mining projects. Given the numerous developments in Venezuela over the years, both as it relates to our historical mining interests and related legal proceedings resulting therefrom, management has recently focused its efforts on pursuing legal claims against Venezuela as described in more detail below.

We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued under the Business Corporations Act (Alberta) (the “ABCA”) in September 2014. We are the successor issuer to Gold Reserve Corporation, which was incorporated in the United States in 1956. We have only one operating segment, the exploration and development of mineral properties. We employed five individuals as of December 31, 2023. Our Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and quoted on the OTCQX under the symbol GRZ and GDRZF, respectively.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively. The Company is subject to the informational requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information relating to the Company. The site is located at www.sec.gov. Similar information can also be found on our website at www.goldreserveinc.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through, our website does not form part of this MD&A.

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We have no commercial operations or production at this time. Historically we have financed our operations through the issuance of common shares, other equity securities and debt and from payments made by Venezuela pursuant to the Settlement Agreement. Funds necessary for ongoing corporate activities, or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, any future payments under the Settlement Agreement and/or collection of the unpaid Award in the courts or future financings.

BUSINESS OVERVIEW

Background

Prior to 2008, the Company’s principal business was the exploration and development of a mining project in Venezuela known as the "Brisas Project." In 2008, the Venezuelan government terminated the Brisas Project without compensation to the Company. In October 2009, the Company initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project. On September 22, 2014, we were granted the Award totaling $740.3 million.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed among other things to pay the Company a total of approximately $1.032 billion, which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments that were supposed to end on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

As of the date of this MD&A, the Company had received payments of approximately $254 million pursuant to the Settlement Agreement: $240 million for the sale of the Mining Data and $14 million related to the Award. The remaining unpaid amount due from Venezuela pursuant to the Award (now subject to the Delaware Proceedings explained further below) totals an estimated $1.08 billion (including interest) as of the date of this report. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, as management has not yet determined that payment from Venezuela is probable.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

Concurrent with the Settlement Agreement, the Company and Venezuela also agreed to pursue the joint development of a project designated as the “Siembra Minera Project” that primarily comprised the former Brisas Project and the adjacent Cristinas project. In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated the joint venture entity Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The stated primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project.

The terms of the Settlement Agreement also included Venezuela’s obligation to make available to an escrow agent, negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company as well as the obligation to advance approximately $110 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities. As of the date of this MD&A, Venezuela has not yet taken steps to provide such collateral or the early funding and it is unclear if and when Venezuela will comply with these particular obligations contained in the Settlement Agreement.

In March 2022, the Venezuelan Ministry of Mines (the “Ministry”) issued a resolution to revoke the mining rights of Siembra Minera. Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry (see “Legal Matters”). The Company appealed the Resolution with the Venezuelan Supreme Court of Justice. The appeal was

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ultimately withdrawn and was terminated in October 2023. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration.

Further details regarding the Siembra Minera Project can be found in our Annual Information Form dated April 29, 2022 and our Management’s Discussion and Analysis dated April 29, 2022, each filed as exhibits to our Annual Report on Form 40-F for the fiscal year ended December 31, 2021 with the SEC on April 29, 2022 and on www.sedarplus.ca.

Legal Matters

Recognition and Enforcement of Arbitral Award in the United States (Delaware Proceedings)

Following the ICSID legal proceedings, the Company obtained an order dated November 20, 2015, confirming and entering judgment on the Award in the U.S. District Court for the District of Columbia (the “DDC”). Venezuela's appeal of this order was dismissed pursuant to the terms of the Settlement Agreement. The Company registered its DDC judgment in the Delaware Court and, by order dated March 31, 2023, the Company obtained a conditional writ of attachment fieri facias against the shares of PDV Holding, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp., one of the largest oil refiners in the United States. Petroleos de Venezuela, S.A. (“PDVSA”), the parent company of PDVH, appealed this order on April 10, 2023. On May 1, 2023, OFAC published guidance stating that it will not take enforcement actions against individuals or entities participating in the previously announced sales process for the shares of PDVH (the “Sale Process”) and issued a license to the Clerk of the Court for the Delaware Court authorizing the issuance and service of writs of attachment granted by the court to approved judgment creditors against the shares of PDVH. Pursuant to the guidance published by OFAC, a specific license from OFAC will be required before any sale of PDVH shares can be executed.

On July 7, 2023, the U.S. Court of Appeals for the Third Circuit (the “Third Circuit”) issued a judgment affirming the March 31 order of the Delaware Court. Venezuela’s petition to review this decision was subsequently denied by the U.S. Supreme Court (by order dated January 8, 2024).

On July 27, 2023 the Delaware Court issued a decision on certain issues concerning the Sale Process, including determining the process by which creditors of Venezuela and PDVSA (collectively, the “Creditors”) can be named “Additional Judgment Creditors” and thereby participate in the Sale Process. The Delaware Court held that for a Creditor to be an Additional Judgment Creditor, it must inter alia obtain a conditional or unconditional writ of attachment from the Delaware Court. As indicated above, the Company obtained a conditional writ of attachment from the Delaware Court by the order dated March 31, 2023. The Delaware Court further held that the priority of judgments of Additional Judgment Creditors will be based on the date a Creditor filed a motion for a writ of attachment that was subsequently granted. The Company filed its motion on October 20, 2022.

On August 14, 2023, the Company filed an Attached Judgment Statement with the Delaware Court, per the request of the Special Master appointed by the Delaware Court to oversee the Sale Process. The Company’s statement identified, inter alia, the initial amount of the Company’s DDC judgment, the amount by which the judgment has been reduced as a result of the collection efforts by the Company, and the rate at which the Company is accruing post-judgment interest on the DDC judgment. Other creditors seeking to participate in the Sale Process also filed Attachment Judgment Statements containing similar information.

By order dated January 8, 2024, the Delaware Court granted the request made by the Company (and other creditors) to be designated as an Additional Judgment Creditor under the Sales Process Order governing the terms of the potential sale of the PDVH shares. On January 22, 2024, prospective purchasers for the PDVH shares submitted initial, non-binding bids. On March 27, 2024, the Company served its writ of attachment on the U.S. Marshal, who then served the writ of attachment on PDVH and the Special Master on April 5, 2024. The Company has now taken all necessary steps to perfect its security interest in the PDVH shares.

On April 3, 2024, the Delaware Court issued its Final Priority Order, which identifies 12 judgments that are senior in priority to the Company’s judgment. According to the information in the above-referenced Attachment Judgment Statements, the total amount of these 12 judgments as at August 14, 2023, inclusive of interest, was quantified by the holders of these judgments as approximately $5.564 billion.

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The Special Master has provided the Delaware Court with a schedule of further steps for the sale of the PDVH shares.  These dates are subject to change but include, at present, June 11, 2024 as the deadline for prospective purchasers to submit Final Binding Bids and July 15, 2024 for the Sale Hearing before the Delaware Court.  Deadlines for other events are yet to be determined, including, for example, the filing by the Special Master of a Notice of Successful Bid and the filing of objections to this recommendation.

Portugal Attachment Proceedings

By order dated January 13, 2023, the Lisbon District Court granted the motion filed by the Company to issue an order attaching and seizing funds deposited at a Portugal state owned bank up to the amount of approximately EUR 21,368,805. The order is in relation to funds held in a trust account for the benefit of the Company at Bandes Bank, a Venezuelan state-owned development bank. The Company has been unable to access these funds and recorded an impairment charge in 2018 for the approximately U.S. $21.5 million balance in the account. On February 20, 2023, the Lisbon District Court’s attachment order was effective. On December 13, 2023, the Company instituted the "main action" required to obtain the judgment necessary to execute against the attached funds, by commencing an international arbitration before the ICC International Court of Arbitration.

By orders dated November 11, 2023 and March 6, 2024, the Lisbon District Court granted motions filed by the Company to issue orders attaching and seizing other funds of Venezuela held in other accounts in Lisbon. According to information provided to the Company via the Lisbon District Court proceedings, the total amount of funds attached as a result of these two orders is equivalent to approximately €1.4 billion. The Company is in the process of verifying the amounts attached and whether and to what extent other creditors hold encumbrances on some or all of the attached funds. At present, the Company cannot confirm whether it has a first-priority attachment in respect of any funds that have been attached. The Company will need to institute a “main action” to obtain a judgment establishing its right to any attached funds before it can attempt to execute against any of these attached funds. At present, the Company cannot estimate a likelihood of success as to any such execution efforts, and whether it is probable the Company will be able to obtain any of the attached funds

Venezuela Supreme Court of Justice

On November 24, 2022, the Company filed a nullity appeal and requested a precautionary measure of suspension of effects before the Venezuela Political-Administrative Chamber of the Supreme Court of Justice (“APC”) to declare the absolute nullity of the administrative act contained in the resolution issued by the Ministry on May 27, 2022, and notified to Siembra Minera on May 30, 2022, which ratified the resolution issued on March 7, 2022, and notified to Siembra Minera on March 9, 2022, which terminated the mining rights granted to Siembra Minera, and against which Siembra Minera exercised the corresponding Administrative Request for Reconsideration. On February 9, 2023, the APC denied the Company’s precautionary request to suspend the effects of Resolution No. 73. In October 2023, the appeal process with the Supreme Court of Justice was terminated. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration, as described below.

Potential New International Arbitration Proceedings Against Venezuela

On December 4, 2023, the Company issued notice to Venezuela of the existence of a dispute under the “Agreement Between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments” and under the “Agreement between the Government of Barbados and the Government of the Republic of Venezuela for the Promotion and Protection of Investments”.  The notice was issued in relation to the unlawful March 2022 revocation by Venezuela of the mining rights assigned to Siembra Minera. The notice advised Venezuela inter alia that: (i) in the event the Company commences an international arbitration, it would claim for all remedies available under applicable law; and (ii) Venezuela’s unlawful actions and omissions have substantially damaged the value of the Company’s investments and could result in claims being brought against Venezuela for an amount in excess of USD $7 billion.

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U.S. and Canadian Sanctions

The U.S. and Canadian governments have imposed various Sanctions targeting Venezuela. The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons, persons in Canada or Canadians outside Canada from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with SDNs and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement and/or payment of the remaining balance of the Award plus interest and/or pursuing remedies with respect to the Resolution by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project. On October 18, 2023, the U.S. government relaxed certain aspects of U.S. sanctions targeting the Venezuelan gold, oil, and gas sectors.  In February 2024, the U.S. government reinstated the U.S. sanctions targeting the Venezuelan gold sector and did the same in mid-April 2024 for U.S. sanctions targeting the Venezuelan oil and gas sectors because the Venezuelan government did not fulfill commitments made in conjunction with the U.S. sanctions relaxation. These changes do not affect the impact of the Sanctions on the Company.

Exploration Prospect

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc. Raven retains Net Smelter Returns (“NSRs”) with respect to (i) “Precious Metals” produced and recovered from the LMS Property equal to 3% of NSRs on such metals (the “Precious Metals Royalty”) and (ii) “Base Metals” produced and recovered from the LMS Property equal to 1% of NSRs on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. In 2019 Raven assigned the NSRs to Bronco Creek Exploration, Inc. The LMS Property, located in Alaska, remains at an early stage of exploration with limited annual on-site activities being conducted by the Company.

Obligations Due Upon Collection of the Award and Sale of Mining Data

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights (“CVRs”) that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, substantially all of which has been paid to the CVR holders.

A dispute existed between the Company and the holder of the majority of the CVRs, a related party. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

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The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company's execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of the Award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially in the same manner as Net Proceeds for the CVR. The Bonus Plan is administered by independent members of the Board of Directors. The bonus pool has been 100% allocated with participant percentages fixed and participants that have retired are fully vested.

Participation in the Bonus Plan by existing participants is fixed, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Bonus Plan. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Intention to Distribute Funds Received in Connection with the Award in the Future

In June 2019, the Company completed a distribution of approximately $76 million or $0.76 per share to holders of Class A Shares as a return of capital (the "Return of Capital"). The Return of Capital was completed pursuant to a plan of arrangement under the ABCA which required approval by the Alberta Court of Queen's Bench (the "Court") and at least two-thirds of the votes cast by shareholders of the Company ("Shareholders") in respect of a special resolution.

Following the receipt, if any, of additional funds associated with the Settlement Agreement and/or Award and after applicable payments of obligations related to the CVR and Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts owed by Venezuela.

FINANCIAL OVERVIEW

Overview

Our overall financial position is influenced by the proceeds previously received pursuant to the Settlement Agreement, related payment obligations, results of operations and the 2019 Return of Capital to Shareholders. Recent operating results and our overall financial position and liquidity are primarily impacted by expenses resulting from legal enforcement activities associated with the Award, costs associated with maintaining our legal and regulatory obligations in good standing, income tax audits as more fully described below and other corporate general and administrative expenses.

As discussed elsewhere in this MD&A, the Sanctions limit our enforcement efforts and adversely impact our ability to collect the remaining amounts due under the Settlement Agreement and/or Award. Even if there is a successful outcome with respect to the Resolution to revoke the mining rights of Siembra Minera, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt and proceeds from payments under the Settlement Agreement. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the continued collection, if any, of the proceeds associated with the collection of the Award and/or future financings, if any. We may need to rely on additional capital raises in the future.

Our longer-term funding requirements may be adversely impacted by the timing of the collection of the amounts due pursuant to the Settlement Agreement and/or Award, financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

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Income Tax Audits

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. The Company has received Notices of Proposed Adjustment (NOPA) from the IRS proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and (ii) tax income on or related to the Award that may be received by the Company in the future.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

The Company disagrees with the IRS’s position and is evaluating and considering an appeal of the NOPAs. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S. However, given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit, the Company has determined that it is appropriate to derecognize the tax benefit of the worthless stock deductions. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), resulting in the reversal of an $8.1 million income tax receivable and the recording of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the NOPAs will result in favorable outcomes.

Liquidity and Capital Resources

At December 31, 2023, we had cash and cash equivalents of approximately $8.5 million which represents a decrease from December 31, 2022 of approximately $6.9 million. The net decrease was primarily due to cash used in operations as more fully described in the “Operating Activities” section below.

	2023	Change	2022
Cash and cash equivalents	$8,529,162	$(6,851,327)	$15,380,489

As of December 31, 2023, we had financial resources including cash, cash equivalents, term deposits and marketable securities totaling approximately $39.1 million (predominantly held in U.S. and Canadian banks and financial institutions). In terms of financial obligations, the Company has current liabilities consisting of income tax payable, accounts payable, accrued expenses and severance liability of approximately $11.2 million.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Operating Activities

Cash flow used in operating activities for the years ended December 31, 2023 and 2022 was approximately $7.4 million and $6.4 million, respectively. Cash flow used in operating activities consists of net loss adjusted for unrealized gains and losses on marketable securities, non-cash interest income, non-cash expense items primarily related to a write-down of equipment, stock option compensation and depreciation and certain non-cash changes in working capital.

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       Cash flow used in operating activities during the year ended December 31, 2023 increased from the prior comparable period primarily due to payments of severance and contingent value rights made in the first half of 2023 and the receipt of an income tax refund in the second quarter of 2022.

Investing Activities

	2023	Change	2022
Purchase of term deposits	$(46,594,349)	$(19,217,788)	$(27,376,561)
Proceeds from maturity of term deposits	46,395,438	46,395,438	-
Proceeds from disposition of property, plant and equipment	775,000	772,996	2,004
	$576,089	$27,950,646	$(27,374,557)

Cash flows provided by investing activities increased during the year ended December 31, 2023 due to a decrease in the net purchases of term deposits and an increase in proceeds from disposition of equipment.

Financing Activities

Cash flows provided by financing activities increased during the year ended December 31, 2023 due to the exercise of stock options. The Company did not have cash flows from financing activities during the year ended December 31, 2022.

Contractual Obligations

As described above and in Note 2 to the audited consolidated financial statements, the Company is obligated to make payments under the Bonus Plan and CVR agreements based on the after-tax amounts received from Venezuela under the Settlement Agreement and/or Award.

The Company maintains change of control agreements with certain officers and a consultant as described in Note 9 to the audited consolidated financial statements. As of December 31, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $8.7 million.

During the fourth quarter of 2021, the Company implemented a three-year cost reduction program which included a reduction in senior management compensation coupled with an incentive bonus plan. The plan provides for the payment of a bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments, upon the occurrence of certain events, related to termination of employment. As of December 31, 2023, the Company had an accrued liability for severance payments of approximately $0.7 million related to the retirement of the Company’s CEO effective February 13, 2024. This amount was recorded in general and administrative expense for the year ended December 31, 2023. Subsequent to his retirement as CEO, Mr. Timm entered a 3-year consulting agreement with the Company and will act in the capacity of principal executive officer until a new CEO is hired. He will continue as a director and will participate in the Bonus Plan in accordance with its terms for retired employees. Mr. Timm’s consulting fees, in accordance with the agreement, are $208,333 in the first year, $156,250 in the second year and $125,000 in the third year.

A. Douglas Belanger, former President and director, retired from all positions with the Company and its subsidiaries, effective as of December 31, 2022. Mr. Belanger will continue to participate in the Bonus Plan in accordance with its terms for retired employees and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Financial Assistance

In June 2023 the Company’s representative in Venezuela, Jose Ignacio Moreno Suarez, who is also a shareholder of the Company, was arrested and imprisoned by the Venezuela Directorate of Military Counter-Intelligence. Mr. Moreno was subsequently charged with various criminal offences. The Company believes these actions are unlawful, political in nature, and constitute inter alia illegal retaliation against the Company for exercising its legal rights against Venezuela and its agencies and instrumentalities. To date, the Company has paid approximately $144,000 to the law firm representing Mr. Moreno for legal expenses related to his detention and paid Mr. Moreno approximately $42,000 as an advance under his

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consulting agreement. Such payments are not anticipated to be repaid. These payments and any similar payments made in the future may be considered to constitute “financial assistance” for the purposes of the Business Corporations Act (Alberta).

Results of Operations

Summary

Consolidated income, expenses, net loss before income tax expense and net loss for the years ended December 31, 2023 and 2022 were as follows:

	2023	Change	2022
Income (loss)	$2,948,925	$2,482,252	$466,673
Expenses	(8,269,034)	794,155	(9,063,189)
Net loss before income tax expense	$(5,320,109)	$3,276,407	$(8,596,516)
Income tax expense	(17,798,883)	(17,798,883)	-
Net loss and comprehensive loss for the year	$(23,118,992)	$(14,522,476)	$(8,596,516)

Income (Loss)

	2023	Change	2022

Interest income	$1,911,292	$1,328,769	$582,523
Loss on disposition of property, plant and equipment	-	8,410	(8,410)
Unrealized gain (loss) on marketable equity securities	1,077,839	1,085,004	(7,165)
Foreign currency loss	(40,206)	60,069	(100,275)
	$2,948,925	$2,482,252	$466,673

As the Company has no commercial production or source of operating cash flow at this time, income is often variable from period to period. For the year ended December 31, 2023, income increased over the prior year primarily as a result of an increase in interest income due to an increase in interest rates, an increase in unrealized gain on marketable equity securities and a decrease in foreign currency loss.

Expenses

	2023	Change	2022

Corporate general and administrative	$4,861,109	$(288,541)	$5,149,650
Legal and accounting	1,914,004	(10,804)	1,924,808
Enforcement of Arbitral Award	1,087,770	637,293	450,477
Exploration costs	64,201	2,105	62,096
Equipment holding costs	148,200	(19,917)	168,117
Write-down of equipment	193,750	(429,219)	622,969
Contingent value rights	-	(461,835)	461,835
Siembra Minera Project and related costs	-	(223,237)	223,237
Total expenses for the period	$8,269,034	$(794,155)	$9,063,189
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Corporate general and administrative expense for the year ended December 31, 2023 decreased from the comparable period in 2022 primarily due to a decrease in Director and Officer insurance and a reduction in executive compensation. The decrease in corporate general and administrative expense was partially offset by severance expense related to the retirement of the Company’s Chief Executive Officer and the allocation of costs previously classified as Siembra Minera Project and related costs. In 2023, the costs previously classified as Siembra Minera Project and related costs included $0.9 million of certain Venezuelan related costs including financial assistance to the Company’s legal representative, Jose Ignacio Moreno Suarez, as disclosed above, administrative and security related costs, other legal expenses and costs associated with consultants, some of which are expected to continue as they may be relevant to the Company’s future activities with respect to the Resolution, potential new arbitration, other legal support activities and/or the Settlement Agreement. Legal and accounting expenses decreased primarily as a result of a decrease in professional fees associated with the Resolution to revoke the Siembra Minera mining rights, tax compliance and other corporate matters. Enforcement of Arbitral Award expense increased due to legal and other costs associated with enforcement and collection of the Award including costs of the legal proceedings in Delaware and Portugal. The 2023 write-down of equipment relates to the Company’s SAG mill shell. The Company recorded an impairment charge of approximately $0.2 million to reduce the carrying value of its SAG mill shell to $775,000 its fair value less costs to sell. The Company completed the sale of the SAG mill shell in November 2023. Contingent value rights expense relates to the settlement with CVR holders in 2022 (See Note 2 to the audited consolidated financial statements). Siembra Minera Project costs decreased as a result of the March 2022 Venezuelan Ministry of Mine’s issuance of the Resolution to revoke the mining rights of Siembra Minera and the subsequent allocation of certain costs previously associated with the Siembra Minera project to corporate general and administrative expense as described above. Overall, total expenses for the year ended December 31, 2023 decreased by approximately $0.8 million from the comparable period in 2022.

Summary of Quarterly Results (1)

Quarter ended	12/31/23	9/30/23	6/30/23	3/31/23	12/31/22	9/30/22	6/30/22	3/31/22
Income (loss)	$835,394	$840,718	$784,856	$487,957	$322,504	$60,039	$40,754	$43,376
Net loss
before tax	(1,976,810)	(845,463)	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)
Per share	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
Net loss	(2,170,580)	(18,450,576)	(1,403,770)	(1,094,066)	(3,103,914)	(1,703,356)	(2,243,859)	(1,545,387)
Per share	(0.02)	(0.19)	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
Fully diluted	(0.02)	(0.19)	(0.01)	(0.01)	(0.03)	(0.02)	(0.02)	(0.02)
(1)	The information shown above is derived from our unaudited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

In the fourth quarter of 2023, income was substantially consistent with the prior quarter. In the third quarter of 2023, income increased due to increases in interest income and unrealized gains on marketable equity securities partially offset by foreign currency loss. In the second quarter of 2023, income increased primarily due to an increase in unrealized gains on marketable equity securities. In the first quarter of 2023, income increased due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates. In the third quarter of 2022, income increased primarily due to increased interest income as a result of an increase in interest rates, partially offset by a decrease in gain on marketable equity securities. In the second quarter of 2022, income decreased as a result of fluctuations in currency exchange rates resulting in foreign currency losses in the second quarter of 2022 compared to foreign currency gains in the first quarter of 2022. The decrease in income was partially offset by an increase in interest as a result of higher interest rates. In the first quarter of 2022, income increased primarily as a result of unrealized gains on marketable equity securities.

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In the fourth quarter of 2023, net loss decreased due to a decrease in income tax expense. In the third quarter of 2023, net loss increased primarily due to income tax expense, partially offset by a decrease in costs of enforcement of the Award and an increase in income as described above. In the second quarter of 2023, net loss increased due to legal and other costs associated with enforcement of the Award and a write-down of equipment, partially offset by an increase in gains on marketable equity securities. In the first quarter of 2023, net loss decreased primarily due to increased interest income as a result of an increase in interest rates. In the fourth quarter of 2022, net loss increased primarily due to an increase in contingent value rights expense, write-down of property, plant and equipment and enforcement of arbitral award expense. In the third quarter of 2022, net loss decreased primarily due to a decrease in severance expense. In the second quarter of 2022, net loss increased primarily as a result of severance expense and legal and other costs related to the revocation, reinstatement efforts and potential damages claims associated with the Siembra Minera mining rights. In the first quarter of 2022, net loss decreased as a result of a reduction in compensation expense including non-cash stock option expense.

Selected Annual Information (1)

	$2023	$2022	$2021
Income (loss)	$2,948,925	$466,673	$90,898
Expenses	$(8,269,034)	$(9,063,189)	$(10,687,690)
Income tax expense	$(17,798,883)	$-	$-
Net loss	$(23,118,992)	$(8,596,516)	$(10,596,792)
Net loss per share, basic and diluted	$(0.23)	$(0.09)	$(0.11)
Total assets	$39,740,147	$52,943,925	$60,640,443
Total liabilities	$11,164,775	$1,351,341	$610,561
Total shareholders’ equity	$28,575,372	$51,592,584	$60,029,882
Common shares outstanding	99,548,711	99,547,710	$99,547,710

(1)	The selected annual information shown above is derived from our audited consolidated financial statements that have been prepared in accordance with U.S. generally accepted accounting principles.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity, capital expenditures or capital resources.

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Transactions with Related Parties

A dispute existed between us and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. Steelhead had previously alleged that as a general matter it believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. For a variety of reasons, the Company did not and does not agree with such holder’s position and believes it is inconsistent with the CVRs generally and such holder’s CVR specifically, including the terms and manner upon which we acquired our interest in Siembra Minera. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties, Greywolf Overseas Intermediate Fund, Greywolf Event Driven Master Fund and Greywolf Strategic Master Fund SPC, Ltd. - MSP5, which collectively own approximately 14.8% of our shares. The Company’s decision to enter into these settlements, including with Steelhead Navigator Master, L.P., was determined based upon a recommendation of a special committee of independent directors of the Company. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

As of December 31, 2023, the Company had an accrued liability for severance payments of approximately $0.7 million related to the retirement of the Company’s CEO effective February 13, 2024. This amount was recorded in general and administrative expense for the year ended December 31, 2023. Subsequent to his retirement as CEO, Mr. Timm entered a 3-year consulting agreement with the Company and will continue as a director. Mr. Timm’s consulting fees, in accordance with the agreement, are $208,333 in the first year, $156,250 in the second year and $125,000 in the third year.

The Company’s former President and director, A. Douglas Belanger, retired from the Company effective December 31, 2022 and entered a 3-year consulting arrangement with the Company effective January 1, 2023. Mr. Belanger’s consulting fees, in accordance with the arrangement, are $150,000 in 2023, $112,500 in 2024 and $90,000 in 2025.

Disclosure Controls and Procedures (DC&P)

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, the “DC&P”) as of the end of the period covered by this MD&A. Based on that evaluation, management, including the acting Chief Executive Officer and Chief Financial Officer, concluded that our DC&P were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Internal Control over Financial Reporting (ICFR)

Management is responsible for establishing and maintaining ICFR. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management, including the acting Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our ICFR as of December 31, 2023 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our ICFR was effective as of December 31, 2023.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act), during our fiscal quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Critical accounting estimates used in the preparation of the audited consolidated financial statements include the:

•	use of the fair value method of accounting for stock options which is computed using the Black-Scholes method which utilizes estimates that affect the amounts ultimately recorded as stock-based compensation;
•	preparation of tax filings in a number of jurisdictions and determination of income tax expense resulting from NOPAs issued by the IRS requires considerable judgment and the use of assumptions. The NOPAs resulted in the recognition of $17.8 million in income tax expense during the year ended December 31, 2023; and
•	recognition of the receivable and associated obligations with the Award (See Note 2 to the audited consolidated financial statements).

The amounts reported based on accounting estimates could vary in the future.

Any current or future operations we may have are subject to the effects of changes in legal, tax and regulatory regimes, political, labor and economic developments, social and political unrest, currency and exchange controls, import/export restrictions and government bureaucracy in the countries in which it operates.

RISK FACTORS

Set out below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. Investors should carefully consider these risk factors and the other risk factors and information in this MD&A and our filings with Canadian and U.S. securities regulators, before making investment decisions involving our securities. The following risk factors, as well as risks not currently known to us, could adversely affect our future business, operations and financial condition and could cause future results to differ materially from the estimates described in our forward-looking statements.

Risks Related to Collection of the Arbitral Award

Failure to collect amounts due pursuant to the Arbitral Award and/or Settlement Agreement would materially adversely affect the Company.

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us an Arbitral Award (the “Award”) (including interest) and purchase our technical mining data (the “Mining Data”) associated with our previous mining project in Venezuela (the “Brisas Project”). Under the terms of the Settlement Agreement (as amended), Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of our Mining Data for a total of approximately $1.032 billion to be paid in monthly installments ending on or before June 15, 2019. The remaining unpaid and delinquent amount due from Venezuela pursuant to the Settlement Agreement, as of the date of this report, totals approximately $1.08 billion (including interest). The Company also has various proceedings against the government of Venezuela, including with respect to the writ of attachment relating to shares of PDVH, whereby the Company may potentially enforce the Award by participating in the potential sale of PDVH shares, and the motions granted by the Lisbon District Court in Portugal to attach and seize certain funds. Failure to collect these amounts could materially adversely affect the Company.

Termination of the Settlement Agreement as a result of Venezuela's failure to make the contemplated payments thereunder could materially adversely affect the Company.

In conjunction with entry into the Settlement Agreement, the Company agreed to suspend the legal enforcement of the Award, subject to Venezuela making the payments on the schedule set forth in the Settlement Agreement, and Venezuela agreed to irrevocably waive its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award.

Notwithstanding Venezuela having waived its right to appeal, future enforcement and collection of the Award is expected to be a lengthy process and will be ongoing for the foreseeable future if we are not able to collect the amounts due to us as contemplated in the Settlement Agreement and/or the Award. In addition, the cost of pursuing collection of the Award could be substantial and there is no assurance that we will be successful. Failure to otherwise collect the Award would materially adversely affect our ability to maintain sufficient liquidity to operate as a going concern.

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We have no commercial operations and may be unable to continue as a going concern.

We have no revenue producing operations at this time. Our future working capital position is dependent upon the collection of amounts due pursuant to the Settlement Agreement and/or Award or our ability to raise additional funds from the capital markets or other external sources. We believe that we have sufficient working capital to carry on our activities for the next 12 to 24 months. However, a change of administration in Venezuela and/or removal of Sanctions, an increase in legal expenses related to enforcement and collection of our Award, among other things, could result in increased activities and a higher cash burn-rate requiring us to seek additional sources of funding to ensure our ability to continue our business in the normal course. We may need to rely on additional capital raises in the future.

Our reliance on the receipt of the payments contemplated by the Settlement Agreement or the collection of the Award for our operating needs is expected to continue into the foreseeable future. If we are unable to collect amounts due pursuant to the Settlement Agreement and/or Award, our longer-term funding requirements may be adversely impacted. Unforeseen financial market conditions, industry conditions or other unknown or unpredictable conditions may exist in the future and, as a result, there can be no assurance that alternative funding would be available or, if available, offered on acceptable terms.

Risks Related to Sanctions Imposed On Venezuela By the U.S. and Canadian Governments

Sanctions currently imposed on Venezuela and related governmental officials by the U.S. and Canada, and any further sanctions that may be imposed in the future, could materially adversely affect the Company.

The U.S. and Canadian governments have imposed sanctions targeting the Venezuelan government and certain Venezuelan individuals (the “Sanctions”) that apply to Siembra Minera as a result of the Venezuelan government's 55% ownership and the collection of amounts due pursuant to the Award and/or Settlement Agreement.

Failure to comply with these Sanctions could result in civil or, in some cases, criminal consequences for the Company and/or our officers and directors. Compliance with the current Sanctions, as well as any future Sanctions that may be imposed by the U.S. or Canada, may further restrict our ability to consummate the transactions contemplated by the Settlement Agreement or interact with Venezuela as to collection of the Award, Siembra Minera and the Resolution. Additionally, the Sanctions could adversely impact our ability to finance, develop and operate the Siembra Minera Project. The Sanctions will continue indefinitely until modified by the U.S. or the Canadian government.

Risks Related to the Class A Shares

The price and liquidity of the Class A Shares may be volatile.

The market price of the Class A Shares may fluctuate based on a number of factors, some of which are beyond our control, including:

•	we do not have an active market for the Class A Shares and large sell or buy transactions may affect the market price;
•	economic and political developments in Venezuela;
•	our ability to collect amounts owed pursuant to the Award;
•	the impact of Sanctions on our ability to consummate the transactions contemplated by the Settlement Agreement or, even if there is a successful overturning of the Resolution to revoke the mining rights of Siembra Minera, the terms of the mixed company arrangement related to the development of the Siembra Minera Project;
•	our operating performance and financial condition;
•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general purposes;
•	the public's reaction to announcements or filings by us or other companies;
•	the public's reaction to negative news regarding Venezuela and/or international responses to Venezuelan domestic and international policies;
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•	the price of gold, copper and silver;
•	the addition to or changes to existing personnel; and
•	general global economic conditions, including, without limitation, interest rates, general levels of economic activity, fluctuations in market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters and public health crises.

The effect of these and other factors on the market price of the Class A Shares has historically made our share price volatile and suggests that our share price will continue to be volatile in the future.

We may issue additional Class A Shares, debt instruments convertible into Class A Shares or other equity-based instruments to fund future operations.

We cannot predict the size of any future issuances of securities, or the effect, if any, that future issuances and sales of our securities will have on the market price of the Class A Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, may result in dilution to present and prospective holders of shares.

The Company's current or future plans to declare cash dividends or make distributions to Shareholders are subject to inherent risks.

We may declare cash dividends or make distributions in the future only if our earnings (including payment of the Award) and capital are sufficient to justify the payment of such dividends or distributions. However, we may have to rely on additional capital raises in the future. At this time, we do not anticipate any.

Risks Related to our Operations

Risks inherent in the mining industry could adversely impact future operations.

Exploration for gold and other metals is speculative in nature, involves many risks and frequently is unsuccessful. As is customary in the industry, not all prospects will be positive or progress to later stages (e.g., the feasibility, permitting, development and operating stages), therefore, we can provide no assurances as to the future success of our efforts related to the Siembra Minera Project, even if there is a successful overturning of the Resolution to revoke the mining rights of Siembra Minera, and the wholly-owned mining claims known as the LMS Gold Project (the “LMS Property”). Exploration programs entail risks relating to location, metallurgical processes, governmental permits and regulatory approvals and the construction of mining and processing facilities. Development can take a number of years, requiring substantial expenditures and there is no assurance that we will have, or be able to raise, the required funds to engage in these activities or to meet our obligations with respect to the Siembra Minera Project, even if there is a successful overturning of the Resolution to revoke the mining rights of Siembra Minera, and the LMS Property. Any one or more of these factors or occurrences of other risks could cause us not to realize the anticipated benefits of an acquisition of properties or companies.

Failure to attract new and/or retain existing personnel could adversely affect us.

We are dependent upon the abilities and continued participation of existing personnel to manage activities impacted by Sanctions related to the Settlement Agreement, operation of Siembra Minera, potential development of the Siembra Minera Project and to identify, acquire and develop new opportunities. Substantially all of our existing management personnel have been employed by us for over 20 years. The loss of existing employees or an inability to obtain new personnel necessary to execute future efforts to acquire and develop a new project, such as the Siembra Minera Project, could have a material adverse effect on our future operations.

We may have exposure to greater than previously anticipated tax liabilities, which could harm our business.

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We have tax filings that are currently (or may in the future be) under audit by U.S. and Canadian tax authorities. Any adverse outcome from these tax audits could seriously harm our business, including as a result of any adverse tax, accounting or financial impacts in addition to the tax liabilities currently recorded as a result of the IRS audit. We have incurred significant legal and other costs in response to these audits and may incur significant additional costs prior to resolving these matters. Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management that may be challenged by the applicable tax authorities. We cannot guarantee that any tax audit to which we are currently subject or that which we may be subject to in the future will result in a favorable outcome. Our results of operations and cash flows could be adversely affected by additional taxes imposed on us. These factors could materially adversely affect our Company and the trading price of our common stock.

U.S. Internal Revenue Service designation as a "passive foreign investment company" may result in adverse U.S. tax consequences to U.S. Holders.

U.S. Holders should be aware that we have determined that we were a “passive foreign investment company” (a “PFIC”) under Section 1297(a) of the U.S. Internal Revenue Code (the “Code”) for the taxable year ended December 31, 2023.  We have not made, and do not expect to make, a determination as to whether any of our subsidiaries were PFICs as to any of our Shareholders for the taxable year ended December 31, 2023. U.S. Holders should also be aware that unless a timely and effective "QEF election" was made with respect to Class A shares held during any period during which we were a PFIC, with respect to those shares, we are deemed to continue to be a PFIC with respect to such U.S. Holder for each taxable period.

The determination of whether we and any of our subsidiaries will be a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether we and any of our subsidiaries will be a PFIC with respect to a U.S. Holder for any taxable year generally depends on our assets and income and those of our subsidiaries over the course of each such taxable year and, as a result, cannot be predicted with certainty for the current or any future year.

For taxable years in which we are a PFIC, subject to the discussion below, any gain recognized on the sale of our Class A shares and any “excess distributions” (as specifically defined by the Code) paid on our Class A shares must be ratably allocated to each day in a U.S. Holder’s holding period for the Class A shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. Holder’s holding period for the Class A shares during which we were a PFIC generally will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year, and the U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. Holder that makes a timely and effective “QEF election” generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of our “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  For a U.S. Holder to make a QEF election, we must agree to supply annually to the U.S. Holder the “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the IRS.  We will prepare and make the annual statement available to U.S. Holders, and will permit access to the required information in the event of an audit by the IRS.  As a possible second alternative, a U.S. Holder may make a “mark-to-market election” with respect to a taxable year in which we are a PFIC and the Class A shares are “marketable stock” (as specifically defined).  A U.S. Holder that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Class A shares.

Due to the complexity of the PFIC rules, a U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the status of the Company and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a mark-to-market election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. Holder’s ownership and disposition of Class A shares.

19

There are material tax risks associated with holding and selling or otherwise disposing of Class A Shares.

There are material tax risks associated with holding and selling or otherwise disposing the Class A Shares. Each prospective investor is urged to consult its own tax advisor regarding the tax consequences to him or her with respect to the ownership and disposition of the Class A Shares.

It may be difficult to bring certain actions or enforce judgments against the Company and/or its directors and executive officers.

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors or executive officers based on civil liability provisions of federal securities laws or other laws of the U.S. or any state thereof or the equivalent laws of other jurisdictions of residence. We are organized under the laws of Alberta, Canada. Some of our directors and officers, and some of the experts named from time to time in our filings, are residents of Canada or otherwise reside outside of the U.S. and all or a substantial portion of their and our assets, may be located outside of the U.S. As a result, it may be difficult for investors in the U.S. or outside of Canada to bring an action in the U.S. against our directors, officers or experts who are not residents in the U.S. It may also be difficult for an investor to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon the civil liability provisions of Canadian securities laws or U.S. federal securities laws or other laws of the U.S. or any state thereof against us or those persons.

Business activities concentrated in Venezuela are subject to inherent local risks.

Even if there is a successful overturning of the Resolution, our potential development and/or future operation of the Siembra Minera Project, as well as our activities related to the collection of amounts due pursuant to the Arbitral Award and/or Settlement Agreement will be influenced by the Sanctions imposed by the U.S. and Canadian governments and conditions in Venezuela and, as a result, we will be subject to operational, regulatory, political and economic risks, including:

•	the effects of local political, labor and economic developments, instability and unrest;
•	changes in the government of Venezuela and among its officeholders;
•	significant or abrupt changes in the applicable regulatory or legal climate, including changes to laws or the enforcement (or lack thereof) or unpredictability of the Venezuelan judiciary;
•	currency instability, hyper-inflation and the environment surrounding the financial markets and exchange rate in Venezuela;
•	international response to Venezuelan domestic and international politics and policies, including the threat of military intervention and armed conflict;
•	limitations on mineral exports;
•	invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights;
•	exchange controls and export or sale restrictions;
•	currency fluctuations, repatriation restrictions and operation in a highly inflationary economy;
•	competition with companies from countries that are not subject to Canadian and U.S. laws and regulations;
•	laws or policies of foreign countries and Canada affecting trade, investment and taxation;
•	civil unrest, military actions and crime;
•	corruption, requests for improper payments, or other actions that may violate Canadian and U.S. foreign corrupt practices acts, uncertain legal enforcement and physical security;
•	new or changes in regulations related to mining, environmental and social issues; and
•	the willingness of future governments in Venezuela to uphold and abide by agreements and commitments made by previous governments.
20

Risks Related to the Resolution to Revoke the Rights with Respect to, and Development and Operation of, the Siembra Minera Project

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. The Company withdrew its appeal of the Resolution with the Venezuelan Supreme Court of Justice and the appeal was terminated in October 2023. Even if there is a successful overturning of such resolution, the following additional risks apply in connection with any development or operation of the Siembra Minera Project.

Venezuela's failure to honor its commitments and/or the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera Project could adversely affect the Company.

There remains a number of outstanding commitments by Venezuela associated with the formation and operation of Siembra Minera including a number of legal or regulatory obstacles related to the development of the Siembra Minera Project, completion of additional definitive documentation, remaining governmental approvals and obtaining financing to fund the capital costs of the Siembra Minera Project.

The breach of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera Project by Venezuela could have an adverse impact on the Company.

In the event Venezuela breaches one or more of the terms of the underlying agreements governing the formation of Siembra Minera (including as a result of the Resolution to revoke the mining rights) and the future development of the Siembra Minera Project, the Company could be exposed to substantial enforcement costs of prosecuting such a claim over a number of years and there is no assurance that we would be successful in our claim or, if successful, could collect any compensation from the Venezuelan government. If we are unable to prevail, in the event we filed a claim against the Venezuelan government related to our stake in the Siembra Minera Project or were unable to collect compensation in respect of our claim, the Company would be adversely affected.

Any development activities on the Siembra Minera Project will require additional exploration work and financing and there is no assurance that the project will be determined feasible.

In March 2018, the Company published the results of the Preliminary Economic Assessment (the “PEA”). The conclusions of management and its qualified consultants referred to in the PEA may not be realized in the future. Even if the required financing is obtained, substantial effort and financing would be required to commence work on any Siembra Minera Project. We can provide no assurances that the Siembra Minera Project or its development would be determined feasible.

DISCLOSURE OF OUTSTANDING SHARE DATA

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,668,711 Class A Shares were issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

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Preferred Shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares"); and to determine variations, if any, between any series so established as to all matters, including, but not limited to, the rate of dividend and whether dividends shall be cumulative or non-cumulative; the voting power of holders of such series; the rights of such series in the event of the dissolution of the Company or upon any distribution of the assets of the Company; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred Shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options on up to 9,939,500 Class A Shares. As of the date of this MD&A, 7,742,392 of those options were outstanding and 2,076,107 options were available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Stock options exercisable for common shares as of the date hereof:

Expiry Date	Exercise Price	Number of Shares
July 25, 2024	$ 3.26	250,000
June 29, 2025	$ 3.15	180,000
February 16, 2027	$ 2.39	3,369,643
May 1, 2027	$ 1.93	125,000
September 9, 2030	$ 1.75	125,000
September 25, 2030	$ 1.70	135,000
January 7, 2031	$ 1.61	50,000
October 4, 2031	$ 1.60	2,863,750
October 4, 2032	$ 0.99	165,000
November 17, 2032	$ 1.08	143,999
December 14, 2032	$ 1.28	50,000
December 14, 2033	$ 2.52	145,000
February 9, 2034	$ 3.18	140,000
Total Class A Shares issuable pursuant to stock options		7,742,392

Capital Structure

The following summarizes our share capital structure as of the date hereof:

Class A Shares outstanding	99,668,711
Shares issuable pursuant to the 2012 Equity Incentive Plan	7,742,392
Total shares outstanding, fully diluted	107,411,103

Additional Information

Additional information relating to our Company, including our Company's Annual Information Form, is on SEDAR+ at www.sedarplus.ca.

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Audited Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

/s/ Rockne J. Timm	/s/ David P. Onzay
Chief Executive Officer	Chief Financial Officer
April 19, 2024	April 19, 2024

23

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the receivable associated with the Venezuelan arbitration

As described in Notes 1 and 2 to the consolidated financial statements, in July 2016, the Company signed the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela"), whereby Venezuela had agreed to pay the Company a total of approximately $1.032 billion which is comprised of $792 million to satisfy the arbitral award (the “Award”) (including interest) and $240 million for the purchase of the Company’s mining data related to the Brisas project (the "Mining Data") to be settled in a series of payments ending on or before June 15, 2019. The Company received approximately $254 million pursuant to the Settlement Agreement with the remainder unpaid. As specified in the Settlement Agreement, the first $240 million received by the Company from Venezuela has been recognized as proceeds from the sale of the Mining Data. Any future payments received by Venezuela are made in relation to the Award. As of December 31, 2023, the amount owing to the Company in relation to the Award is approximately $778 million, excluding interest. The Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is

24

probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The principal considerations for our determination that performing procedures relating to the recognition of the receivable associated with the Venezuelan arbitration is a critical audit matter is that there was significant judgment made by management when determining if recognition was required, which in turn led to a higher degree of subjectivity in performing audit procedures to evaluate management’s assessment of the probability of future payments from Venezuela.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating how management formulated their judgement as to the likelihood of future payments being made by Venezuela. This included considering publicly available information such as sanctions imposed against Venezuela by both the United States and Canadian governments, the current economic and political instability in Venezuela and the history of non-payment by Venezuela under the terms of the Settlement Agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 19, 2024

We have served as the Company's auditor since 2001.

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GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$8,529,162	$15,380,489
Term deposits (Note 4)			29,361,215	27,499,188
Marketable equity securities (Note 5)			1,175,892	98,053
Income tax receivable (Note 10)			–	8,091,104
Prepaid expense and other			289,488	458,939
Total current assets			39,355,757	51,527,773
Property, plant and equipment, net (Note 6)			384,390	1,416,152
Total assets			$39,740,147	$52,943,925
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$713,485	$647,283
Severance accrual (Note 9)			743,511	531,981
Income tax payable (Note 10)			9,707,779	–
Contingent value rights (Note 2)			–	172,077
Total current liabilities			11,164,775	1,351,341

Total liabilities			11,164,775	1,351,341

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,681,173	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2023…99,548,711	2022…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,661,590	23,561,301
Accumulated deficit			(318,392,763)	(295,273,771)
Total shareholders' equity			28,575,372	51,592,584
Total liabilities and shareholders' equity			$39,740,147	$52,943,925

Contingencies (Note 2 and 9)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

	For the Years Ended December 31,
	2023	2022
INCOME (LOSS)
Interest income	$1,911,292	$582,523
Loss on disposition of property, plant and equipment (Note 6)	–	(8,410)
Unrealized gain (loss) on equity securities (Note 5)	1,077,839	(7,165)
Foreign currency loss	(40,206)	(100,275)
	2,948,925	466,673
EXPENSES
Corporate general and administrative (Notes 2 and 9)	4,861,109	5,149,650
Legal and accounting	1,914,004	1,924,808
Enforcement of Arbitral Award (Note 2)	1,087,770	450,477
Exploration costs	64,201	62,096
Equipment holding costs	148,200	168,117
Write-down of equipment (Note 6)	193,750	622,969
Contingent value rights (Note 2)	–	461,835
Siembra Minera Project and related costs (Note 7)	–	223,237
	8,269,034	9,063,189

Net loss before income tax expense	(5,320,109)	(8,596,516)
Income tax expense (Note 10)	(17,798,883)	–

Net loss and comprehensive loss for the year	$(23,118,992)	$(8,596,516)

Net loss per share, basic and diluted	$(0.23)	$(0.09)

Weighted average common shares outstanding,
basic and diluted	99,548,080	99,547,710

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2022

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit

	Common Shares
	Number	Amount
Balance, December 31, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,402,083	$(286,677,255)
Net loss for the year	–	–	–	–	(8,596,516)
Stock option compensation (Note 9)	–	–	–	159,218	–
Balance, December 31, 2022	99,547,710	302,679,682	20,625,372	23,561,301	(295,273,771)
Net loss for the year	–	–	–	–	(23,118,992)
Share issuance	1,001	1,491	–	(410)	–
Stock option compensation (Note 9)	–	–	–	100,699	–
Balance, December 31, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,661,590	$(318,392,763)

The accompanying notes are an integral part of the audited consolidated financial statements.

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GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss for the year	$(23,118,992)	$(8,596,516)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	100,699	159,218
Depreciation	63,012	104,143
Write-down of equipment	193,750	622,969
Loss on disposition of property, plant and equipment	–	8,410
Unrealized (gain) loss on marketable equity securities	(1,077,839)	7,165
Amortized interest on term deposits	(1,663,116)	(122,627)
Decrease in income tax receivable related to change in uncertain tax position	8,091,104	–
Changes in non-cash working capital:
Decrease in income tax receivable	–	591,735
Increase in income tax payable	9,707,779	–
Increase in severance accrual	211,530	531,981
Increase (decrease) in contingent value rights accrual	(172,077)	111,835
Net decrease in prepaid expense and other	169,451	47,724
Net increase in payables and accrued expenses	66,202	171,379
Net cash used in operating activities	(7,428,497)	(6,362,584)
Cash Flows from Investing Activities:
Purchase of term deposits	(46,594,349)	(27,376,561)
Proceeds from maturity of term deposits	46,395,438	–
Proceeds from disposition of property, plant and equipment	775,000	2,004
Net cash provided by (used in) investing activities	576,089	(27,374,557)
Cash Flows from Financing Activities:
Proceeds from the exercise of stock options	1,081	–
Net cash provided by financing activities	1,081	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(6,851,327)	(33,737,141)
Cash and cash equivalents - beginning of year	15,380,489	49,117,630
Cash and cash equivalents - end of year	$8,529,162	$15,380,489

The accompanying notes are an integral part of the audited consolidated financial statements.

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Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") has historically been engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. The Company’s primary activities include those related to corporate and legal activities associated with the collection of the unpaid balance of the Award (defined below, see Note 2) and matters related to the Siembra Minera project (the “Siembra Minera Project”).

The U.S. and Canadian governments have imposed various sanctions (the “Sanctions”) targeting the Bolivarian Republic of Venezuela ("Venezuela"). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and /or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

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Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years.

Assets Held for Sale. Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods. The Company classifies interest and penalties on underpayment of income tax as income tax expense.

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Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Enforcement of Arbitral Award:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data. Venezuela has been in breach of the Settlement Agreement since 2018. The Company is pursuing enforcement of the Award through legal proceedings in the United States and Portugal.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.055 billion (including interest) as of December 31, 2023. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. While collection efforts continue, including legal proceedings in the United States and Portugal, the timing and amount of any funds collected under the Award, if any, is not yet probable as at December 31, 2023. This judgment was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award (less legal costs and expenses) is specified as LIBOR plus 2%, compounded annually. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, substantially all of which has been paid to the CVR holders.

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As previously disclosed, a dispute existed between the Company and the holder of the majority of the CVRs, Steelhead Navigator Master, L.P., a related party that owns approximately 10.1% of our shares and which is affiliated with our director James Michael Johnston. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of December 31, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Award and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

	December 31,	December 31,
	2023	2022
Bank deposits	$455,057	$1,123,095
Short term investments	8,074,105	14,257,394
Total	$8,529,162	$15,380,489

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds, certificates of deposit and U.S. treasury bills which mature in three months or less.

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Note 4. Term Deposits:

	December 31,	December 31,
	2023	2022
U.S. Treasury Bills	$25,407,439	$27,499,188
Certificates of deposit	3,953,776	–
	$29,361,215	$27,499,188

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of greater than 3 months and less than 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms. In 2023, the Company recorded non-cash interest income of $1,663,116 related to the amortization of discount on term deposits.

Note 5. Marketable Securities:

	December 31,	December 31,
	2023	2022
Equity securities
Fair value and carrying value at beginning of year	$98,053	$105,218
Increase (decrease) in fair value	1,077,839	(7,165)
Fair value and carrying value at balance sheet date	$1,175,892	$98,053

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded within “Income (Loss)" in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

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Note 6. Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2023
Furniture and office equipment	$423,813	$(389,423)	$34,390
Transportation equipment	326,788	(326,788)	–
Leasehold improvements	29,390	(29,390)	–
Mineral property	350,000	–	350,000
	$1,129,991	$(745,601)	$384,390

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

Machinery and equipment at December 31, 2022 consisted of a semi-autogenous grinding (SAG) mill shell which was sold in 2023. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. During 2023 and 2022, the Company recorded an impairment charge of approximately $0.2 million and $0.6 million, respectively to reduce the carrying value of the SAG mill shell to its then estimated fair value less costs to sell. During the years ended December 31, 2023 and 2022, the Company disposed of certain, property, plant and equipment and recorded a loss of $NIL and $8,410, respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. The Company withdrew its appeal of the Resolution with the Venezuelan Supreme Court of Justice and the appeal was terminated in October 2023. The Company is evaluating all additional legal rights and remedies that are available in relation to this matter including potential arbitration.

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The Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. During the year ended December 31, 2023, the Company incurred approximately $0.9 million of certain Venezuelan related costs which, previous to March 31, 2022, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, such costs were recorded as part of general and administrative expense.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the plan years 2023 and 2022 were approximately $103,000 and $140,000, respectively.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of December 31, 2023, there were 2,216,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the years ended December 31, 2023 and 2022 are as follows:

	2023		2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,578,393	$ 2.03	7,218,393	$ 2.08
Options granted	145,000	2.52	360,000	1.07
Options exercised	(1,001)	1.08	-	-
Options outstanding - end of period	7,722,392	$ 2.04	7,578,393	$ 2.03

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The following table relates to stock options at December 31, 2023:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	358,999	$1.07	$ 611,558	8.84	358,999	$1.07	$ 611,558	8.84
$1.60 - $1.60	2,983,750	$1.60	$3,490,988	7.76	2,983,750	$1.60	$3,490,988	7.76
$1.61 - $1.93	435,000	$1.77	$ 434,950	5.78	435,000	$1.77	$ 434,950	5.78
$2.39 - $2.52	3,514,643	$2.40	$1,316,714	3.41	3,514,643	$2.40	$1,316,714	3.41
$3.15 - $3.26	430,000	$3.21	-	0.96	430,000	$3.21	-	0.96
$0.99 - $3.26	7,722,392	$2.04	$5,854,210	5.34	7,722,392	$2.04	$5,854,210	5.34

The Company granted 145,000 and 360,000 stock options, during the years ended December 31, 2023 and 2022, respectively. The Company recorded non-cash stock option compensation expense during the years ended December 31, 2023 and 2022 of $100,699 and $159,218, respectively for stock options granted in the current and prior periods.

The weighted average fair value of the options granted in 2023 and 2022 was calculated as $0.70 and $0.41, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

	2023	2022
Risk free interest rate	4.64%	4.18%
Expected term	1.5 years	2.73 years
Expected volatility	52%	55%
Dividend yield	Nil	Nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and a consultant. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $8.7 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

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Senior Management Employment Agreements

In the fourth quarter of 2021, the Company and certain members of senior management entered into employment agreements as part of a three-year cost reduction program. The plan provides for the reduction of cash compensation and the payment of an incentive bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of December 31, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2023 and 2022, the Company had accrued liabilities for severance payments of approximately $0.7 million and $0.5 million, respectively. These amounts are included in general and administrative expense for the years ended December 31, 2023 and 2022.

Note 10. Income Tax:

Income tax benefit (expense) for the years ended December 31, 2023 and 2022 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2023		2022
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 1,330,027	25	$ 2,149,129	25
Decrease due to:
Different tax rates on foreign subsidiaries	(188,093)	(3)	(285,668)	(3)
Non-deductible expenses	(21,848)	(0)	(91,510)	(1)
Write-down of property, plant and equipment	(48,438)	(1)	-	-
Derecognition of previously recognized tax benefits	(17,798,883)	(335)	-	-
Change in valuation allowance and other	(1,071,648)	(21)	(1,771,951)	(21)
Income tax expense	$ (17,798,883)	(335)	$ -	-

The Company recorded an income tax expense of $17,798,883 and $NIL for the years ended December 31, 2023 and 2022. Income tax expense in 2023 was a result of the derecognition of previously recognized tax benefits as outlined below.

The 2017 through 2020 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. The Company has received Notices of Proposed Adjustment (NOPA) from the IRS proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and (ii) tax income on or related to the Award that may be received by the Company in the future.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

The Company disagrees with the IRS’s position and is evaluating and considering an appeal of the NOPAs. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S. However, given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit, the Company has determined that it is appropriate to derecognize the tax benefit of the worthless stock deductions. Accordingly, the Company recognized approximately $17.8 million in income tax expense (including interest of $1.8 million), as a result of the reversal of an $8.1 million income tax receivable and the recognition of an income tax payable of $9.7 million (including interest of $1.8 million) during the year ended December 31, 2023.

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The Company also recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject or any appeals of the NOPAs will result in favorable outcomes.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	December 31,	December 31,
	2023	2022

Total amount of gross unrecognized tax benefits at beginning of year	$-	$-
Addition based on tax positions related to the current year	-	-
Addition for tax positions of prior years	16,046,894	-
Reductions for tax positions of prior years	-	-
Settlements	-	-
Total amount of gross unrecognized tax benefits at end of year	$16,046,894	$-

At December 31, 2023 and 2022, the amount of unrecognized tax benefits, inclusive of interest that, if recognized, would impact the Company’s effective tax rate were $17,798,883 and nil, respectively. The amount of unrecognized tax benefits does not include any penalties that may be assessed.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	December 31,
	2023	2022
Deferred income tax assets
Net operating loss carry forwards	$43,223,586	$39,298,070
Property, Plant and Equipment	(3,410)	2,129,038
Other	1,615,179	1,672,940
	44,835,355	43,100,048
Valuation allowance	(44,598,283)	(43,090,943)
	$237,072	$9,105

Deferred income tax liabilities
Other	(237,072)	(9,105)
Net deferred income tax asset	$-	$-

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At December 31, 2023, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,979,496	2026
		3,673,687	2027
		14,002,422	2028
		13,270,198	2029
		16,394,592	2030
		18,358,148	2031
		5,326,477	2032
		7,743,602	2033
		8,972,136	2034
		12,807,063	2035
		15,226,250	2036
		11,482,681	2037
		1,098,861	2038
		2,863,946	2039
		4,257,132	2040
		15,410,324	2041
		4,056,938	2042
		10,964,907	2043
	5,958,910		-
	$5,958,910	$ 167,888,860

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CORPORATE INFORMATION

Officers and Directors

Robert A. Cohen

Chairman and Director

Paul Rivett

Executive Vice-Chairman, Chief Executive Officer and Director

James H. Coleman

President, Chairman Emeritus and Director

David P. Onzay

Chief Financial Officer

Rockne J. Timm

Director

James Michael Johnston

Director

Yves M. Gagnon

Director

James P. Tunkey

Director

David A. Knight

Director

Annual Meeting

The 2024 Annual Meeting will be held at 11:00 a.m. Bermuda time (7:00 a.m. Pacific time) on December 12, 2024

Rosebank Centre, 5th Floor

11 Bermudiana Road

Pembroke HM 08 Bermuda

Share Information

Common Shares Issued October 31, 2024

Class A common - 113,037,414

Purchase Options - 9,052,392

Securities Listing/Quote

Canada– The TSX Venture Exchange:

GRZ.V

United States– OTCQX:

GDRZF

Transfer Agent

Computershare Trust Company, Inc.

Toronto, Ontario Canada

Greenwood Village, CO USA

Office

999 W. Riverside Avenue

Suite 401

Spokane, WA USA

99201

Ph: (509) 623-1500

Fx: (509) 623-1634

Bankers

Bank of America

Spokane, Washington USA

Bank of Montreal

Vancouver, BC Canada

Bank of China

Toronto, ON Canada

Canaccord Genuity

Toronto, ON Canada

TD Commercial Bank

Calgary, AB Canada

Auditor

PricewaterhouseCoopers LLP

Vancouver, BC Canada

Counsel

Norton Rose Fulbright LLP

Toronto, Ontario Canada

Washington, DC, United States

Baker & McKenzie LLP

Houston, Texas USA

King & Spalding LLP

Houston, Texas USA

McCarthy Tétrault LLP

Toronto, Ontario Canada

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